EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600 avino.com

May 30, 2019

AVINO REPORTS VOTING RESULTS OF AGM AND APPOINTS NEW DIRECTOR

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to report that at the Annual General Meeting of shareholders of the Company held on May 30, 2019, all resolutions proposed to shareholders were duly passed. 29,931,644 common shares of the Company, representing approximately 45.74% of the Company’s issued and outstanding common shares as at the record date were voted.

The following briefly describes the matters voted upon and the outcome of the votes at the meeting:

1. Setting the Number of Directors at Four

According to proxies received and a vote conducted by a show of hands, and due to the passing of Michael Baybak, the resolution regarding the setting of the number of Directors at five was reduced to four and passed as follows:

Votes For	% For	Votes Against	% Against

7,249,919	96.93	229,888	3.07

2. Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Peter Bojtos	7,171,574	95.88	308,233	4.12
Gary Robertson	7,185,664	96.07	294,143	3.93
David Wolfin	7,172,307	95.89	307,500	4.11
Jasman Yee	7,186,715	96.08	293,092	3.92

3. Appointment and Remuneration of Auditors

According to proxies received and a vote conducted by a show of hands, the resolution regarding the appointment and remuneration of Manning Elliott LLP as the Company’s auditors was passed as follows:

Votes For	% For	Votes Withheld	% Withheld

28,190,158	94.18	1,741,486	5.82

The Board of Directors appreciate the support of our shareholders.

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Appointment of New Director

Avino is pleased to announce the appointment of Mr. Ronald Andrews to its Board of Directors, as an additional director, effective today.

Mr. Andrews is the owner and operator of Andrews Orchards and sells and distributes agricultural chemicals and fertilizers. He is also the president of West Wind Property Inc., which is a property management and holding company. Mr. Andrews is on the boards of Bonner Mall and Coral Gold Resources Ltd., and he has served as labor foreman for Kennecott Mining Company, a division of Rio Tinto in the Arctic Circle. Mr. Andrews has a Bachelor of Science degree from Washington State University and a Masters in Political Science. He served as a helicopter pilot in Vietnam and is retired from the United States Army Reserves.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently exploring and drilling at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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